UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2013

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:	☐	No:	☒
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: October 08, 2013

Sierra Wireless announces changes to executive team

Vancouver, Canada - October 1, 2013 - Sierra Wireless (NASDAQ: SWIR) (TSX: SW) today announced the departure of Didier Dutronc, Senior Vice President, OEM Solutions and Regional General Manager for EMEA, effective immediately. Dan Schieler, previously Senior Vice President of Worldwide Sales, has now moved into the role of Senior Vice President and General Manager, OEM Solutions. Emmanuel Walckenaer, Senior Vice President and General Manager, Enterprise Solutions, will assume Regional General Management responsibilities for EMEA.
“Didier has made many significant contributions to Sierra Wireless in the last 10 years, and we thank him for his service,” said Jason Cohenour, President and CEO of Sierra Wireless. “We wish him well in his future endeavors.”

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 850 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Contact:

Sharlene Myers
Sierra Wireless
Phone: +1 (604) 232 1445
smyers@sierrawireless.com